

June 1, 2010

By facsimile to (312) 701-7711 and U.S. Mail

Michael P. Rissman, Esq.
Executive Vice President, General Counsel, and Secretary
Republic Services, Inc.
18500 North Allied Way
Phoenix, AZ 85054

Re: Republic Services, Inc.
        Registration Statement on Form S-4 and
        Pre-effective Amendments 1 and 2 to the Registration Statement on Form S-4
        Filed May 6, 2010
        File No. 333-166567

Dear Mr. Rissman:

        We have limited our review of your filing to those issues that we have addressed in our comments. Where indicated, we think that you should revise your document in response to these comments. If you disagree, we will consider your explanation why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are registering the notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us a supplemental letter stating that you are registering the exchange offer in reliance on our

Michael P. Rissman, Esq.
June 1, 2010
Page 2

position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2. Please provide written confirmation that the exchange offers will be open for a full 20 business days to ensure compliance with Rule 14e-1(a) under the Exchange Act. It appears from disclosure on the prospectus' outside front cover page and throughout the registration statement, including exhibit 99.1, that the exchange offers could be open for less than the required 20 business days because the exchange offers expire at 5:00 p.m. instead of midnight on what may be the twentieth business day after they begin. See Q&A 8 in Release No. 34-16623.

3. As applicable, please revise the letter of transmittal filed as exhibit 99.1 to comply with the comments in this letter.

Prospectus' Outside Front Cover Page

4. Please revise the caption or heading at the top of the page to indicate that the prospectus covers the offer of the related guarantees. See Item 501 of Regulation S-K.

Prospectus' Inside Front Cover Page

5. Please include the information required by numbered paragraphs (1) and (2) of Item 2 of Form S-4.

6. Please revise the table of contents to delete the references to the exhibits. The table of contents should cover only the contents of the prospectus. See Item 502(a) of regulation S-K.

Disclosure Regarding Forward-Looking Statements, page iii

7. The exchange offers covered by the registration statement constitute tender offers, and the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with tender offers. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Accordingly, please delete the reference to the Private Securities Litigation Reform Act of 1995. Alternatively, state explicitly that the safe harbor protection that the Act provides does not apply to statements made in connection with the exchange offers.

<u>Summary, page 1</u>
<u>Certain United States Federal Income Tax Considerations, page 5</u>

8. Please revise your subheading to remove the word "certain" because it may suggest that you have not included disclosure of all material United States federal income tax considerations. Please make conforming changes to the "Certain U.S. Federal Income Tax Considerations" section beginning on page 48. Further, please delete the phrase "a general discussion" in the first sentence on page 48, and clarify that the discussion describes the material United States federal income tax consequences of the exchange offers.

<u>Guarantees, page 6</u>

9. Please clarify here and throughout the registration statement, as necessary, whether the guarantees are full and unconditional.

<u>Risk Factors, page 11</u>

10. We note the statements "The risks and uncertainties described herein and therein are not the only ones facing us. Additional risks and uncertainties not presently known to us or those we currently deem immaterial may also occur." Since you are required to disclose all risk factors that you believe are material at this time, please delete the statements.

<u>The Exchange Offers, page 24</u>
<u>Terms of the Exchange Offers, page 25</u>

11. Rule 14e-1(c) under the Exchange Act requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offers, as applicable. Please revise here and throughout the registration statement, as necessary, the phrase "as promptly as practicable" so that it reads "promptly."

<u>Expiration Date; Extensions; Amendment; Termination, page 26</u>

12. We note that you expressly reserve the right to delay acceptance of any initial notes. Please clarify in what circumstances you will delay acceptance. For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state. Please confirm that any delay will be consistent with Rule 14e-1(c) under the Exchange Act.

13. Please confirm that you will disclose the approximate number of notes tendered to date with your public announcement of an extension as required by Rule 14e-1(d) under the Exchange Act.

Procedures for Tendering, page 28

14. We note your reservation of the absolute right to waive any irregularities or conditions of tender as to particular unregistered notes. Please revise to indicate that if you waive any condition of the exchange offers, you will waive the condition for all original notes.

15. We note the statement "Unless waived, any defects or irregularities in connection with tenders of unregistered notes must be cured within such time as we shall determine." We believe that this statement may suggest conditions to the exchange offer may be waived after the exchange offer's expiration. Please revise to make clear that all conditions to the exchange offer other than those dependent upon receipt of necessary governmental approval must be waived before the exchange offer's expiration.

Description of the Exchange Notes, page 33

16. We note the statements "…we summarize particular provisions of the indentures," and "Our discussion of indenture provisions is not complete" in the second paragraph. Please revise to clarify that the discussion includes all material provisions of the indentures.

Certain U.S. Federal Income Tax Considerations, page 48
Dispositions, page 49

17. Please revise to remove the words "In general" because the words may imply that investors cannot rely on the disclosure. Alternatively, please describe the basis for any uncertainty of the federal income tax consequences for United States holders.

Where You Can Find More Information, page 52

18. We note the "not necessarily complete" language. Please revise your disclosure to clarify that statements in the prospectus on the contents of any contract or other document filed as an exhibit to the registration statement include all material provisions of the contract or other document.

Undertakings, page II-61

19. Please revise your undertakings disclosure to include the applicable undertakings required by Item 512(a)(5) of Regulation S-K.

Exhibit 5.1

20. We note the statement "We express no opinion concerning the contents of the Registration Statement or the Prospectus, other than as to the validity of the New Notes." Please tell us what you mean by "validity" in this context as well as in the context of the statement in the legal matters section of the prospectus. In this regard, we note that the applicable requirement is for an opinion that the debt securities, including both the notes and the guarantees, are binding obligations of the registrants. We may have additional comments based on your response.

21. Please provide us written confirmation that counsel concurs with our understanding that the reference to the Delaware General Corporation Law in the penultimate paragraph includes the statutory provisions and reported judicial decisions interpreting the statute.

22. Please delete the statement that "To the extent any document relevant to this opinion provides that it is governed by the laws of a jurisdiction other than the State of New York, we are nevertheless rendering this opinion as if such document were governed by the internal laws of the State of New York." This assumption is inappropriate.

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the registrant and co-registrants request acceleration of the effective date of the pending registration statement, they should furnish a letter at the time of the request acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant and co-registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The registrant and co-registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Also, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Dietrich A. King, Staff Attorney, at (202) 551-3338.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Jodi A. Simala, Esq.
        Mayer Brown LLP
        71 South Wacker Drive
        Chicago, IL 60606